EXHIBIT 99.1

 Fury Finalizes Six Éléonore Style Drill Targets at the Éléonore South Gold Project

TORONTO, Canada – November 12, 2024 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that it has finalized drill targeting after completing a surficial geochemical survey at the Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec. Drilling will target robust geochemical gold anomalies within the same sedimentary rock package that hosts Newmont’s Éléonore Mine. The completed biogeochemical sampling survey covered an interpreted fold nose within the Low Formation sediments where an orientation level study identified a large-scale gold anomaly in a similar geological, geophysical, and structural setting to that of the nearby Éléonore Mine (see news release dated March 5, 2024). Six priority drill targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy have been identified (Figure 1). These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic which is associated with gold mineralization at the Éléonore Mine. The Company intends to mobilize crews in Q1 2025 for an initial fully funded 3,000 – 5,000 metre (m) diamond drilling program.

“Since acquiring 100% ownership of the Éléonore South joint venture earlier this year from Newmont, the Éléonore style anomaly has been at the top of our prospective list,” commented Tim Clark, CEO of Fury. “Given the size, scale, and proximity to Newmont’s Éléonore Mine, we believe any success could create potential upside for investors and thus we are excited to commence drilling in Q1 of 2025.”

Éléonore South Project

The Éléonore South project is strategically located in an area of prolific gold mineralization with Newmont’s Éléonore Mine to the north and Sirios’ Cheechoo Deposit to the east (Figure 1 inset). Two distinct styles of mineralization have been identified to date: structurally controlled quartz veins hosted within sedimentary rocks similar to the high-grade mineralization observed at the Éléonore Mine (Table 1); and intrusion-related disseminated gold mineralization similar to that seen at the low-grade bulk tonnage Cheechoo Deposit with higher grade potential as seen at the JT and Moni prospects on the project.

Fury Gold Mines Limited Suite 601, 34 King St. East, Toronto, ON, Canada M5C 2X8	TSX: FURY NYSE American: FURY www.furygoldmines.com

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A total of 2,106 biogeochemical samples were collected at 50 m intervals along 100 m spaced north-south oriented survey lines covering an area of 4.2 x 1.9 km. The survey was designed to infill on anomalies identified in an orientation level survey announced earlier this year as well as to test the core of the interpreted fold. The geophysical magnetic data paired with Fury’s updated geological model show the six target areas lie within the core of an east plunging regional scale fold nose. The target gold anomalies highlight discrete secondary fold structures identifiable at the edges of magnetic highs (Figure 1). Pristine gold grains, from historical work in the area, were identified down ice from the targets. These gold grains were interpreted to be near to source with minimal transport likely ruling out currently known bedrock gold source in the project area adding further weight to the prospectivity of the biogeochemical gold targets (Figure 1).

Table 1: Regional styles of gold mineralization

Category	Éléonore Style
Mineralization	Quartz-diopside-tourmaline-sulphide veins and stockwork. Silica-carbonate-diopside-actinolite-phlogopite alteration.
Geometry	5-6 m, up to 20 m wide
Geology	Massive to thinly bedded wacke, pelite, conglomerate. Pegmatites.
Structure	Folded stratigraphy, strong strain zones
Geochem	Au-As
Geophysics	Chargeability highs associated with mineralization
Analogues	Éléonore (32.6Mt @ 7.8g/t Au)

Fury Gold Mines Limited Suite 601, 34 King St. East, Toronto, ON, Canada M5C 2X8	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Éléonore South – 100% Ownership

Large-scale Drill Ready Fold Hinge Defined

FURY

Ice Direction
1 km
N
Legend
Éléonore South Claims
Drill Targets
Biogeochemical Samples (Au ppm)
0.0002 - 0.0081 (< 50th Percentile)
0.0082 - 0.013
0.014 - 0.0217
0.0218 - 0.213 (> 90th Percentile)
Total Pristine Gold Grains 2017 Till
0 - 5
6 - 10
11 - 15
16 - 20
21 - 91

Newmont
Éléonore South

- Clusters of +90th percentile samples follow fold geometry
- Strong correlation with magnetics data

Figure 1: Location of the six Éléonore style drill targets on magnetic susceptibility background at the Éléonore South Project.

“We have identified six robust drill-ready targets through the combination of geology, geophysics, recent geochemistry as well as combing through historical geochemical survey data. Pairing our targeting matrix with our team’s past experience working at the Éléonore Mine has given us a high confidence level as we have moved this target from conceptual through the pipeline to being drill ready,” commented Bryan Atkinson, P.Geol., SVP Exploration of Fury.

Biogeochemical Sampling

Biogeochemical samples were taken by collecting approximately 200 grams of black spruce twigs and sent to ALS Lab in Vancouver, BC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included drying, separation of needles from twigs and ashing of needles only at 475°C for 24 hours (VEG-ASH01). Ashed samples are analyzed for 65 elements using nitric/hydrochloric acid digestion with ICP-MS finish (ME-VEG41a). QA/QC programs using lab duplicates, standards, and blanks indicate good accuracy.

Fury Gold Mines Limited Suite 601, 34 King St. East, Toronto, ON, Canada M5C 2X8	TSX: FURY NYSE American: FURY www.furygoldmines.com

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*The Company notes that in the March 5, 2024 biogeochemical news release Figure 1, gold values were inadvertently displayed as mixed ppb and ppt. They have been corrected above.

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 51 million common share position in Dolly Varden Silver Corp (16.25% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that the future work at Éléonore South will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2023 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited Suite 601, 34 King St. East, Toronto, ON, Canada M5C 2X8	TSX: FURY NYSE American: FURY www.furygoldmines.com

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